CARBONMETA TECHNOLOGIES, INC.

13110 NE 177th Place, #145

Woodinville, WA 98072

December 20, 2022

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, DC 20549

Re:	CarbonMeta Technologies, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 7, 2022
File No. 333-266424

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated December 19, 2022 (the “Comment Letter”) regarding the Staff’s review of the Company’s Amendment No. 3 to Registration Statement on Form S-1 submitted December 7, 2022 (File No. 333-266424) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Amendment No. 3 to Registration Statement on Form S-1

Cover Page

1.	Please update the last reported sales price of your common stock.

Response: In response to the Staff’s comments, the Company has updated the last reported sales price of its common stock as of December 19, 2022.

The Offering, page 6

2.	We note your response to prior comment 6. Please clarify that, under the anti-dilution provisions, the Conversion Price of the convertible notes will be reduced to the Base Conversion Price at the option of the holder. Disclose the current Base Conversion Price for each convertible note described.

Response: In response to the Staff’s comments, the Company has revised its disclosure to state that the Conversion Price of the convertible notes will be reduced to the Base Conversion Price at the option of the holder. In addition, the Company has disclosed the current Base Conversion Price for each convertible note.

Risk Factors

Our Common Stock and Our Shareholders May Be Subject to Significant Dilution, page 24

3.	Please expand your risk factor disclosure on page 24 to disclose why you have continued to issue, and whether you intend to continue to issue, convertible notes and warrants when you do not have sufficient authorized shares to meet the potential conversion and exercise demands under outstanding instruments.

Response: In response to the Staff’s comments, the Company has expanded its risk factor disclosure on page 24 to disclose why we have continued to issue, and whether we intend to continue to issue, convertible notes and warrants when we do not have sufficient authorized shares to meet the potential conversion and exercise demands under outstanding instruments.

Description of Securities, page 30

4.	Please revise your table on page 30 to disclose the type of security held by each entity listed. In addition, add a row after the aggregate total at the bottom of the table to disclose the amount of the aggregate total that exceeds the number of authorized and unissued shares.

Response: In response to the Staff’s comments, the Company has revised its table on page 30 to disclose the type of security held by each entity listed. In addition, the Company has added a row after the aggregate total at the bottom of the table to disclose the amount of the aggregate total that exceeds the number of authorized and unissued shares.

Security Ownership of Certain Beneficial Owners and Management, page 55

5.	Please provide a cross-reference to the beneficial ownership tables for your series of preferred shares with voting rights that are set forth under “Description of Securities” or move these beneficial ownership tables under “Security Ownership of Certain Beneficial Owners and Management.”

Response: In response to the Staff’s comments, the Company has provided a cross-reference to the beneficial ownership tables for its series of preferred shares with voting rights that are set forth under “Description of Securities.”

6.	You provide the beneficial ownership of Lloyd Spencer based upon the number of votes computed from the common shares into which each outstanding series of preferred stock is convertible. Please revise the calculation of beneficial ownership to reflect the specific voting rights to which the Series D and Series G preferred shares are entitled, which is significantly larger than the common shares into which these preferred shares are convertible. In this regard, the Series D preferred shareholders are entitled to 10.0 billion votes, with Mr. Spencer having 6.0 billion votes, and the Series G preferred shareholder is entitled to 125.0 billion votes, with Mr. Spencer having all 125.0 billion votes. Provide separate narrative disclosure highlighting this disparity between the specific voting rights of the Series D and Series G preferred shares versus the number of common shares into which the Series D and Series G preferred shares are convertible, and that Mr. Spencer’s voting control would be significantly diminished if he converted his Series D or Series G preferred shares.

Response: The voting rights of each of the Preferred stockholders has been included within the “Description of Securities” section pertaining to “preferred Stock beginning on page 31. The Company has expanded its description within this section to state that Mr. Spencer’s voting control would be significantly diminished if he converted his Series D or Series G preferred shares. The Company has also included a cross reference to this section within the Beneficial Ownership disclosure.

General

7.	You indicate that you are registering 67 million shares underlying each of the convertible notes issued on November 1 and November 16, 2022. We note that you issued 17 million commitment shares to each of the investors. Please clarify whether the 67 million shares being registered includes the registration of the commitment shares issued to each investor.

Response: In response to the Staff’s comments, the Company is not registering any of the commitment shares issued with either of the November 2022 financing transactions.

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (206) 279-4685.

Sincerely,

/s/ Lloyd Spencer
Lloyd Spencer
Chief Executive Officer

Cc:	Law Offices of Gary L. Blum, Gary L. Blum, Esquire